FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a - 16 or 15d - 16 of

the Securities Exchange Act of 1934

For the month of March

HSBC Holdings plc

42nd Floor, 8 Canada Square, London E14 5HQ, England

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F).

Form 20-F X Form 40-F

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934).

Yes  No X

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-   ).

HSBC HOLDINGS PLC
ISSUANCE OF SENIOR UNSECURED NOTES

HSBC Holdings plc has today issued US$2,500,000,000 3.803% Fixed Rate/Floating Rate Senior Unsecured Notes due 2025 (the 'Fixed/Floating Rate Notes') and US$500,000,000 Floating Rate Senior Unsecured Notes due 2025 (the 'Floating Rate Notes' and, together with the Fixed/Floating Rate Notes, the 'New Notes') pursuant to an indenture dated 26 August 2009 (as amended or supplemented from time to time and as most recently amended and supplemented by a tenth supplemental indenture dated 11 March 2019).

Application will be made to list the New Notes on the New York Stock Exchange.

Investor enquiries to:

Greg Case                     +44 (0) 20 7992 3825                 investorrelations@hsbc.com

Media enquiries to:

Ankit Patel                    +44 (0) 20 7991 9813                 ankit.patel@hsbc.com

Note to editors:

HSBC Holdings plc
HSBC Holdings plc, the parent company of the HSBC Group, is headquartered in London. The Group serves customers worldwide across 66 countries and territories in Europe, Asia, North and Latin America, and the Middle East and North Africa. With assets of US$2,558bn at 31 December 2018, HSBC is one of the world's largest banking and financial services organisations.

ends/all

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HSBC Holdings plc

By:
Name: Ben J S Mathews
Title: Group Company Secretary

Date: 11 March 2019